

September 18, 2017

Hamza Suria
Chief Executive Officer
AnaptysBio, Inc.
10421 Pacific Center Court, Suite 200
San Diego, CA 92121

      Re: AnaptysBio, Inc.
          Draft Registration Statement on Form S-1
          Submitted September 11, 2017
          CIK No. 0001370053

Dear Mr. Suria:

We have conducted a limited review of your draft registration statement.

Please respond to this letter by providing the requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted September 11, 2017

Prospectus Cover Page

1.   Please tell us whether you will use the recent stock price listed on the prospectus cover page to determine the offering price of the common stock. If you will not use the recent stock price to set the offering price, please include disclosure on the cover page indicating the method by which your offering price will be determined. See Item 501(b)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at (202) 551-6553 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Robert Freedman, Esq. - Fenwick & West LLP